貝克・麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2007 APR -3 A 9:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

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March 20, 2007

Our ref: 32201000-000001
By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Mail stop 0405-Attention to Office of International Corporate Finance (202) 551-3450

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The enclosed documents, a list of which is provided in Annex 1, supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 4/3

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li

Michelle Li/ Ingrid Ling

Encl.

Annex 1

A List of Documents Made Public
since initial submission/application of exemption dated on January 31, 2007

1. Overseas Regulatory Announcement dated 23 January 2007 by the Company regarding the Resolutions of the Eighth Meeting of the Fifth Session of the Board of Directors of Shanghai Jin Jiang International Hotels Development Company Limited.

2. Clarification Announcement dated 25 January 2007 by the Company regarding the Announcement made on 23 January 2007.

3. Announcement dated 26 January 2007 by the Company regarding Discloseable Transaction – capital injection into Shanghai Jin Jiang International Hotel Investment Company Limited.

4. Overseas Regulatory Announcement by the Company dated 29 January 2007 regarding the Connected Transaction entered into by Shanghai Jin Jiang International Hotels Development Company Limited in respect to increase in capital contribution to Shanghai Jin Jiang International Hotel Investment Company Limited.

5. Overseas Regulatory Announcement dated 31 January 2007 by the Company regarding Prompter Announcement issued by the Board of Directors of Shanghai Jin Jiang International Hotels Development Company Limited.

6. Offering Circular dated 16 February 2007 issued by the Company regarding Discloseable Transaction – Capital Injection into Shanghai Jin Jiang International Hotel Investment Company Limited.

7. Announcement dated 28 February 2007 by the Company regarding rights over the excluded hotel business and new union.

8. Overseas Regulatory Announcement dated March 15 by the Company regarding the Announcement in respect of the Listing Shares in Circulation Subject to Lock-up of Shanghai Jin Jiang International Hotels Development Company Limited.

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The following announcement will be released on 24 January 2007 in Shanghai by Shanghai Jin Jiang International Hotels Development Company Limited (the "Company"), a subsidiary of Shanghai Jin Jiang international Hotels (Group) Company Limited, whose A shares and B shares are listed on the Shanghai Stock Exchange:

Shanghai Jin Jiang International Hotels Development Company Limited Announcement in respect of the Resolutions of the Eighth Meeting of the Fifth Session of the Board of Directors

The Company and all members of the Board of Directors (the "Board") hereby warrant that the information contained in this announcement is true, accurate and complete and jointly and severally accept responsibility for any misleading statements, misrepresentations or material omissions herein.

The eighth meeting of the fifth session of the Board of the Company, which was attended by 15 directors, comprising 100% of the members of the Board, was convened by means of telephone conference on 23 January 2007. The following resolutions were considered and passed:

I. Resolution in respect of the merger by absorption of Changjiang Securities Company Limited (In 2002, the Company injected RMB177,000,000 to acquire equity interests in Changjiang Securities Company Limited, representing 7.5% of its registered capital) by Shijiazhuang Refining & Chemical Co., Ltd. by the issuance of new shares

The particulars of the plan are as follows:

1. The reference date for the merger by absorption by way of the issuance of new shares is 31 December 2006. The basis for the exchange ratio of new shares to be issued shall be determined by the appraised market value of both parties. The price per share in Shijiazhuang Refining & Chemical Co., Ltd. ("Shijiazhuang Refining"), based on the arithmetic average of its closing prices for the last 20 trading days preceding the suspension of trading on 6 December 2006, has been determined to be RMB7.15/share. The price of the 100% equity interest in Changjiang Securities Company Limited ("Changjiang Securities") has been appraised to be RMB10.30172 billion, by reference to the valuation of domestic-listed securities companies. The price of the equity interests in Changjiang Securities held by each of the existing shareholders of Changjiang Securities shall be the portion of the price of the total equity interest in Changjiang Securities based on their respective shareholding in Changjiang Securities and the number of newly-issued

shares in Shijiazhuang Refining to be received by such shareholder shall be calculated by dividing the price of the equity interests held by it against the price per share in Shijiazhuang Refining.

2. Profit or gain and loss or depletion accrued to Changjiang Securities prior to the date of settlement shall be enjoyed and borne by all new and old shareholders of Shijiazhuang Refining together (after the merger).

3. Subsequent to the completion of the share exchange and merger by absorption, all assets, creditors' rights and liabilities of Changjiang Securities shall be assigned to Shijiazhuang Refining, the existing businesses of Changjiang Securities shall be assumed by Shijiazhuang Refining and all of the employees of Changjiang Securities shall be transferred to Shijiazhuang Refining.

4. The plan in respect of the merger by absorption by way of the issuance of new shares has been considered and passed by the respective general meetings of shareholders of Shijiazhuang Refining and Changjiang Securities. The implementation of such plan shall be subject to the examination and approval by the China Securities Regulatory Commission and other relevant competent authorities of the PRC.

5. The validity period of the merger by absorption by way of the issuance of new shares shall be 12 months commencing from the date when the merger by absorption by way of the issuance of new shares is approved by the respective general meetings of shareholders of both parties to the merger.

II. Resolution in respect of agreeing to participate in the matters relating to the share split reform of Shijiazhuang Refining & Chemical Co., Ltd.

It was agreed that, subsequent to the merger by absorption of Changjiang Securities by Shijiazhuang Refining by way of the issuance of new shares and the Company becoming a holder of non-tradable shares in Shijiazhuang Refining, the Company shall participate in the share split reform of Shijiazhuang Refining by giving shares to the existing holders of tradable shares of Shijiazhuang Refining for free on the basis of 1.2 share for every 10 shares held by such shareholders.

III. Resolution in respect of the request to the Board authorising the management of the Company to deal with the merger by absorption of Changjiang Securities Company Limited by Shijiazhuang Refining & Chemical Co., Ltd. by way of the issuance of new shares and to participate in the matters relating to the share split reform of Shijiazhuang Refining

The management of the Company is hereby authorised by the Board of the Company, pursuant to the requirements of the regulatory authorities, to formulate, adjust and implement the detailed proposal in respect of the merger by absorption of Changjiang Securities by Shijiazhuang Refining by way of the issuance of new shares and the participation in the matters relating to the share split reform of Shijiazhuang Refining based on the actual circumstances and to execute and amend the relevant agreements and documents thereof. Such authorisation shall be valid for a period of 12 months commencing from the date when such authorisation is passed by the Board of the Company.

By Order of the Board of
Shanghai Jin Jiang International Hotels Development Company Limited

Shanghai, the People's Republic of China
24 January 2007

By Order of the Board of
Shanghai Jin Jiang International Hotels (Group) Company Limited*
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China
23 January 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *This company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Please also refer to the published version of this announcement in ***South China Morning Post.***

SHANGHAI JIN JIANG 12g3-2(b)
File No. **82-35063**

Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

Clarification Announcement

The Board of Directors of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") refers to the Overseas Regulatory Announcement of the Company dated 23 January 2007 and notes that there is an inconsistency between paragraph I.4 of the English translation of the original Chinese announcement of Shanghai Jin Jiang International Hotels Development Company Limited and the text of the original Chinese announcement. It was stated in that English announcement that the plan in respect of the merger by absorption by way of the issuance of new shares has been considered and passed by the respective general meetings of shareholders of Shijiazhuang Refining & Chemical Co., Ltd. and Changjiang Securities Company Limited. The Company wishes to clarify that the plan has not yet been considered and passed by such general meetings of shareholders.

By order of the Board of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China
25 January 2006

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Please also refer to the published version of this announcement in ***South China Morning Post.***

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

Discloseable Transaction: Capital Injection into 上海錦江國際旅館投資有限公司 (Shanghai Jin Jiang International Hotel Investment Company Limited)

The Board is pleased to announce that on 26 January 2007, the Company entered into the Agreement with Jin Jiang Hotels Development. Pursuant to the Agreement, the Company and Jin Jiang Hotels Development agreed to inject capital into Jin Jiang International Hotel Investment in proportion to their respective current shareholding in such company. The Company's shareholding and Jin Jiang Hotels Development's shareholding in Jin Jiang International Hotel Investment will remain unchanged at 80% and 20% respectively, after completion of the capital injection. The relevant percentage ratios applicable to such transaction for the purpose of Chapter 14 of the Listing Rules is more than 5% but less than 25%, and therefore the Agreement constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules. A circular containing details of the Agreement will be despatched to the Shareholders shortly.

THE AGREEMENT

1. **Date** : 26 January 2007

2. **Party A** : The Company

   Party B : Jin Jiang Hotels Development, a 50.15% owned subsidiary of the Company

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

3. Capital Injection

Under the Agreement, the Company and Jin Jiang Hotels Development have agreed to inject capital into Jin Jiang International Hotel Investment, a subsidiary of the Company which is 80% directly owned by it, in the following manner:

	Contribution to the registered capital *(RMB)*	**Contribution to the capital reserve** *(RMB)*	**Total amount** *(RMB)*
The Company	740,000,000 (equivalent to approximately HK$742,971,888)	360,000,000 (equivalent to approximately HK$361,445,783)	1,100,000,000 (equivalent to approximately HK$1,104,417,671)
Jin Jiang Hotels Development	185,000,000 (equivalent to approximately HK$185,742,972)	90,000,000 (equivalent to approximately HK$90,361,446)	275,000,000 (equivalent to approximately HK$276,104,418)

The above capital contributions to be made by the Company shall be in cash. The above capital contributions to be made by Jin Jiang Hotels Development shall be in cash and by the transfer of assets of and equity interest in certain budget hotels.

The total capital contribution by the Company is RMB1,100,000,000 (equivalent to approximately HK$1,104,417,671). The Company intends to partly satisfy this amount by using the amount of HK$1,091.6 million from the net proceeds of the Listing as mentioned in the prospectus of the Company dated 30 November 2006. In light of the appreciation of Renminbi against Hong Kong Dollar, the Renminbi equivalent amount of HK$1,091.6 million is expected to be less than RMB1,100,000,000 (equivalent to approximately HK$1,104,417,671). Therefore, the Company will satisfy any such shortfall using its internal resources.

The total capital contribution by Jin Jiang Hotels Development is RMB275,000,000 (equivalent to approximately HK$276,104,418). Jin Jiang Hotels Development intends to partly satisfy this amount by transferring assets of and equity interests in certain budget hotels at their total appraised value as at 31 October 2006 of RMB274,421,100 (equivalent to approximately HK$275,523,193). For the remaining amount of RMB578,900 (equivalent to approximately HK$581,225), Jin Jiang Hotels Development intends to contribute cash from its internal resources.

Hotel Assets

The assets of the following budget hotels shall be transferred: Shanghai Jin Jiang International Hotels Development Company Limited Beijing Jin Ya Hotel, Shanghai Jin Jiang International Hotels Development Company Limited Shenyang Jin Ya Hotel, Shanghai Jin Jiang International Hotels Development Company Limited Changzhou Jin Chang Branch and Shanghai Jin Jiang International Hotels Development Limited Company Changchun Branch.

Equity Interests

Equity interests in the following budget hotels shall be transferred: 95% equity interest in Shanghai Jin Ya Hotel Company Limited, 50% equity interest in Tianjin Jin Jiang Inn Company Limited and 50% equity interest in Qingdao Jin Jiang Inn Company Limited. Before and after the transfer of such equity interests, the direct shareholding interest in such companies held by the Group remains unchanged.

4. **Completion**

Under the Agreement, the Company and Jin Jiang Hotels Development have agreed to fully effect their respective capital contributions within half a year after the signing of the Agreement. No conditions are attached to the capital injection and there is no long stop date for the fulfilment of conditions for the capital injection.

5. **Shareholding**

As at the date of this announcement, the Company holds a 80% equity interest and Jin Jiang Hotels Development holds the remaining 20% equity interest in Jin Jiang International Hotel Investment. The Company's shareholding and Jin Jiang Hotels Development's shareholding in Jin Jiang International Hotel Investment will remain unchanged at 80% and 20% respectively, after completion of the capital injection.

REASONS FOR ENTERING INTO THE AGREEMENT

Jin Jiang International Hotel Investment is principally engaged in investing in Jin Jiang Inn Budget Hotels. In order to expand the coverage of Jin Jiang Inn Budget Hotels in the PRC, Jin Jiang International Hotel Investment needs additional capital from its shareholders. Therefore, the Company and Jin Jiang Hotels Development have entered into the Agreement to inject capital into Jin Jiang International Hotel Investment.

The Board also confirms that the transaction contemplated under the Agreement was entered into on normal commercial terms and on terms that are fair and reasonable, in the interests of the Company and its Shareholders as a whole.

GENERAL INFORMATION

1. The Group is principally engaged in Star-rated hotel operation and management, budget hotel operation and franchising, restaurant operation and other hotel-related businesses.
2. Jin Jiang Hotels Development is principally engaged in Star-rated hotel management operations and chain restaurants operation. Its A shares and B shares are listed on the Shanghai Stock Exchange and the remaining shareholders of Jin Jiang Hotels Development are holders of shares in circulation.
3. Jin Jiang International Hotel Investment is principally engaged in investing in Jin Jiang Inn Budget Hotels.

DISCLOSEABLE TRANSACTION

The relevant percentage ratios applicable to the Agreement for the purpose of Chapter 14 of the Listing Rules is more than 5% but less than 25%, and therefore it constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules. A circular containing, among other things, details of the Agreement will be despatched to the Shareholders shortly.

OVERSEAS REGULATORY ANNOUNCEMENT

Since the Company is the controlling shareholder of Jin Jiang Hotels Development, the Agreement constitutes a connected transaction of Jin Jiang Hotels Development under the relevant PRC rules and regulations. Please refer to the Overseas Regulatory Announcement to be released by the Company in Hong Kong on 29 January 2007.

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

CLARIFICATION ANNOUNCEMENT

The Company notes that there is a typographical error in the English text of its clarification announcement issued on 26 January 2007. The undersigned date of the English text of that clarification announcement should be 25 January 2007, rather than 25 January 2006.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Agreement"	the capital increase agreement entered into by and between the Company and Jin Jiang Hotels Development in relation to the injection of capital into Jin Jiang International Hotel Investment
"associates"	has the meaning ascribed to such term under the Listing Rules
"Board"	the board of directors of the Company
"Company"	上海錦江國際酒店(集團)股份有限公司 (Shanghai Jin Jiang International Hotels (Group) Company Limited), a joint stock limited company established in the PRC, of which 1,391,500,000 H shares are listed on The Stock Exchange of Hong Kong Limited
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Jin Jiang Hotels Development"	上海錦江國際酒店發展股份有限公司 (Shanghai Jin Jiang International Hotels Development Company Limited), a non-wholly owned subsidiary of the Company which is incorporated as a joint stock limited company in the PRC and whose A shares and B shares are listed on the Shanghai Stock Exchange as at the date of this announcement
"Jin Jiang Inn"	錦江之星旅館有限公司 (Jin Jiang Inn Company Limited), a non-wholly owned subsidiary of the Company which is incorporated as a limited liability company in the PRC
"Jin Jiang Inn Budget Hotel"	budget hotels in which the Group holds Substantial Hotel Interests and managed by Jin Jiang Inn, or which are owned by third parties to which Jin Jiang Inn has granted a franchise
"Jin Jiang International Hotel Investment"	上海錦江國際旅館投資有限公司 (Shanghai Jin Jiang International Hotel Investment Company Limited), a non-wholly owned subsidiary of the Company which is incorporated as a limited liability company in the PRC
"Listing"	the listing of the Company's H Shares on the Main Board of The Stock Exchange of Hong Kong Limited, which commenced on 15 December 2006
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"percentage ratio" has the meaning ascribed to such term under the Listing Rules

"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Shareholders"	shareholders of the Company
"Substantial Hotel Interests"	the equity interests held by the Group in companies engaged in hotel operations which are jointly controlled entities or subsidiaries of the Company

By order of the Board of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China

26 January 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

The exchange rate adopted in this announcement for illustration purposes only is HK$1 = RMB0.996

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Please also refer to the published version of this announcement in ***South China Morning Post.***

SHANGHAI JIN JIANG 12g3-2(b)
File No. **82-35063**

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The following announcement will be released on 29 January 2007 in Shanghai by Shanghai Jin Jiang International Hotels Development Company Limited (the "Company"), which is a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited and whose A shares and B shares are listed on the Shanghai Stock Exchange:

Shanghai Jin Jiang International Hotels Development Company Limited Announcement in respect of the Connected Transaction relating to Increase in Capital Contribution to Shanghai Jin Jiang International Hotel Investment Company Limited

The Company and all members of the Board of Directors (the "Board") hereby warrant that the information contained in this announcement is true, accurate and complete and jointly and severally accept responsibility for any misrepresentations, misleading statements or material omissions herein.

IMPORTANT NOTES:

1. **Particulars of the Transaction:** The increase in capital contribution to be made by the Company to Shanghai Jin Jiang International Hotel Investment Company Limited shall be partly by the transfer of entire assets of and equity interests in certain budget hotels owned by the Company and partly in cash.
2. **Abstention of connected persons:** Five directors of the Company who hold positions in Jin Jiang International Holdings Company Limited and/or Shanghai Jin Jiang International Hotels (Group) Company Limited, have abstained from voting at the Board meeting of the Company.

I. Connected transaction: Summary

On 26 January 2007, the Company entered into the "Agreement relating to Increase in Capital Contribution to Shanghai Jin Jiang International Hotel Investment Company Limited (the "Hotel Investment Company")" with Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Hotel Group") in Shanghai, pursuant to which the increase in capital contribution to be made by the Company to the Hotel Investment Company shall be partly by the transfer of entire assets of and equity interests in certain budget hotels owned by the Company and partly in cash.

As the Hotel Group is the controlling shareholder of the Company, the transaction constitutes a connected transaction.

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

The seventh meeting of the fifth session of the Board of the Company considered and passed the resolution in respect of the increase in capital contribution to the Hotel Investment Company. Pursuant to the requirements of the Stock Listing Rules of the Shanghai Stock Exchange, five directors of the Company who hold positions in Jin Jiang International Holdings Company Limited, the de facto controller of the Company, and/or the Hotel Group, have abstained from voting at the Board meeting of the Company and the said resolution was unanimously passed by the remaining directors.

The matter relating to the proportional increase in capital contribution by instalments to the registered capital of the Hotel Investment Company by the Company and the controlling shareholder was considered and passed at the first extraordinary general meeting of shareholders of the Company in 2005 held on 2 November 2005.

II. Connected person: general information

The Hotel Group was established in June 1995, registered capital: RMB3.3 billion; registered office: Room 316–318, 24 Yang Xin Dong Road, Shanghai; legal representative: Yu Minliang; type of enterprise: joint stock company with limited liability; business scope: management of corporate investment, domestic trade, leasing of self-owned offices and apartments, technical training and consultancy of related projects (where any of the above scope of business involves operation permits, rely on an operation permit to operate).

III. Connected transaction: main particulars

Established in December 2004, the Hotel Investment Company has a registered capital of RMB300 million which was contributed by the Company and the Hotel Group in their respective proportions of 20% and 80%. In order to accelerate the expansion of a nationwide coverage of the "Jin Jiang Inn" budget hotel chain, the Company has decided to increase, together with the Hotel Group, their capital contributions to the Hotel Investment Company in proportion to their respective current shareholdings.

The increase in capital contribution to be made by the Company to the Hotel Investment Company shall be partly by the transfer of entire assets of and equity interests in certain budget hotels owned by the Company and partly in cash. The entire assets of budget hotels shall include: Shanghai Jin Jiang International Hotels Development Company Limited Beijing Jin Ya Hotel, Shanghai Jin Jiang International Hotels Development Company Limited Shenyang Jin Ya Hotel, Shanghai Jin Jiang International Hotels Development Company Limited Changzhou Jin Chang Branch and Shanghai Jin Jiang International Hotels Development Company Limited Changchun Branch; and the equity interests in budget hotels shall include: 95% equity interest in Shanghai Jin Ya Hotel Company Limited; 50% equity interest in Tianjin Jin Jiang Inn Company Limited and 50% equity interest in Qingdao Jin Jiang Inn Company Limited.

The total book value of the said entire assets and equity interests as at 31 October 2006 was RMB217.3861 million. The appraised value of such entire assets and equity interests was RMB274.4211 million as per the appraisal made by Orient Appraisal Co., Limited, with the reference date of the appraisal being 31 October 2006. The increase in capital contribution of RMB275 million to be made by the Company to the Hotel Investment Company shall be RMB274.4211 million in the form of the appraised value of the said entire assets and equity interests and RMB0.5789 million in cash, of which RMB185 million shall be for subscription to the increase in the registered capital and RMB90 million for contribution to the capital reserve of the Hotel Investment Company.

Meanwhile, in accordance with its current shareholding, the Hotel Group will inject capital of RMB1.1 billion to the Hotel Investment Company in cash, of which RMB740 million shall be for subscription to the increase in the registered capital and RMB360 million for the contribution to the capital reserve of the Hotel Investment Company.

Subsequent to the completion of the increase in capital contribution, the registered capital of the Hotel Investment Company shall be increased to RMB1.225 billion.

IV. Effects of the connected transaction on the Company

The increase in capital contribution to the Hotel Investment Company by the Company shall be beneficial to accelerating the expansion of a nationwide coverage of the "Jin Jiang Inn" budget hotel chain as well as the overall integration of the existing hotel investment business of the Company, and shall further establish a more clear development direction of the Company focusing on hotel management business.

V. Opinion of the Independent Directors

Having undergone due deliberation on the connected transaction of the Company in respect of the increase in capital contribution to the Hotel Investment Company, the independent directors of the Company are of the unanimous opinion that the decision-making and voting processes of the connected transaction have complied with the requirements of the provisions of the Stock Listing Rules of the Shanghai Stock Exchange and other rules and the connected transaction was not detrimental to the interests of the minority shareholders of the Company. Please refer to the annex for details of the opinion of the independent directors.

VI. Documents available for inspection

1. The resolutions of the seventh meeting of the fifth session of the Board of the Company;
2. The opinion of the independent directors signed by the independent directors;
3. The Agreement relating to the Increase in Capital Contribution to Shanghai Jin Jiang International Hotel Investment Company Limited;
4. The appraisal report Hu Dong Zhou Zi Ping Bao Zi No. DZ070017111 issued by Orient Appraisal Co., Limited which shall be filed for record with relevant authorities.

By Order of the Board of
Shanghai Jin Jiang International Hotels Development Company Limited

29 January 2007

ANNEX:

The Opinion of the Independent Directors in respect of the Increase in Capital Contribution to Shanghai Jin Jiang International Hotel Investment Company Limited by Shanghai Jin Jiang International Hotels Development Company Limited

We, being the independent directors of Shanghai Jin Jiang International Hotels Development Company Limited (the "Company"), have reviewed and examined the documents related to the increase in capital contribution to Shanghai Jin Jiang International Hotel Investment Company Limited (the "Hotel Investment Company") by the Company and Shanghai Jin Jiang International Hotels (Group) Company Limited in proportion to their respective current shareholdings and hereby give our opinion in respect of the connected transaction as follows:

We hereby agree to the increase in capital contribution to the Hotel Investment Company by the Company. The increase in capital contribution to the Hotel Investment Company shall be beneficial to accelerating the expansion of a nationwide coverage of the "Jin Jiang Inn" budget hotel chain as well as the overall integration of the existing hotel investment business of the Company, and shall further establish a more clear development direction of the Company focusing on hotel management business.

The decision-making and voting processes of the connected transaction have complied with the requirements of the provisions of the Stock Listing Rules of the Shanghai Stock Exchange and other rules and the Company shall disclose such information in a timely manner. The seventh meeting of the fifth session of the Board of the Company has considered and approved the connected transaction with five directors of the Company who hold positions in Jin Jiang International Holdings Company Limited and/or Shanghai Jin Jiang International Hotels (Group) Company Limited, having abstained from voting. The connected transaction is not detrimental to the interests of the minority shareholders of the Company.

Wang Fanghua
Dai Jixiong
Zhang Fubo
Lu Xiongwen
Yu Binyan
Independent Directors

29 January 2007

By Order of the Board of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China
26 January 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *This company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Please also refer to the published version of this announcement in ***South China Morning Post.***

Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese versions of the two following announcements will be released on 1 February 2007 in Shanghai and in Hong Kong by Shanghai Jin Jiang International Hotels Development Company Limited (the "Company"), which is a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited and whose A shares and B shares are listed on the Shanghai Stock Exchange:

Prompter Announcement issued by the Board of Directors of Shanghai Jin Jiang International Hotels Development Company Limited

The Company and all members of the Board of Directors (the "Board") hereby warrants that the information contained in this announcement is true, accurate and complete and jointly and severally accept responsibility for any misrepresentations, misleading statements or material omissions herein.

The Company discloses the "Shijiazhuang Refining & Chemical Co., Ltd. Summary Form Report in respect of the Change in Equity Interests" today.

By Order of the Board of
Shanghai Jin Jiang International Hotels Development Company Limited

1 February 2007

Shijiazhuang Refining & Chemical Co., Ltd.

Summary Form Report in respect of the Change in Equity Interests

Listed Company:	Shijiazhuang Refining & Chemical Co., Ltd.
Place of Listing:	Shenzhen Stock Exchange
Stock Name:	S ShiLianHua
Stock Code:	000783
Party Responsible to Disclose for Information:	Shanghai Jin Jiang International Hotels Development Company Limited
Address:	12th Floor, 389 Pudian Road, Pudong New District, Shanghai
Correspondence Address:	5th Floor, 51 Guangdong Road, Shanghai
Nature of Change in Equity Interests:	Increase
Execution Date:	1 February 2007

Special Notes

I. This Report was prepared by the party responsible to disclose information (the "Obligor") pursuant to the relevant provisions of the Securities Law of the People's Republic of China, the Measures for the Administration of Acquisitions by Listed Companies, Standard No. 15 concerning Contents and Formats of Information Disclosure by Companies Offering Securities to the Public Report on Change in Equity Interests and other relevant laws, regulations and departmental rules.

II. The Obligor has obtained the necessary authorizations and approvals to execute this Report, and its performance is not in breach of nor in conflict with any provision of the articles of association and internal regulations of the Obligor.

III. Pursuant to the provisions of the Securities Law of the People's Republic of China and the Measures for the Administration of Acquisitions by Listed Companies, this Report has disclosed in full the change in respect of the Obligor's ownership interests in the shares of Shijiazhuang Refining & Chemical Co., Ltd. ("Shijiazhuang Refining").

As at the date of execution of this Report, save for the information disclosed herein, the Obligor has not increased or reduced its ownership interests in the shares of Shijiazhuang Refining by any other means.

IV. Conditions precedent to the change of the Obligor's ownership interests in the shares of Shijiazhuang Refining:

1. The Merger by Absorption Agreement between Shijiazhuang Refining and Changjiang Securities Company Limited and the merger by absorption plan contemplated thereunder having been approved by resolutions passed by their respective general meetings of shareholders in accordance with the provisions of the Company Law, the articles of association and meeting regulations of the respective companies, and having obtained the approval of the China Securities Regulatory Commission;

2. The plan in respect of the share split reform of Shijiazhuang Refining having been approved by the relevant shareholders' meetings;

3. The repurchase by Shijiazhuang Refining of its 920,444,333 non-tradable shares (representing 79.73% of the total share capital of Shijiazhuang Refining) held by China Petroleum & Chemical Corporation ("Sinopec") and the sale by Shijiazhuang Refining of its entire assets to Sinopec having been approved by the China Securities Regulatory Commission.

V. This change in equity interests is conducted in accordance with the information set out in this Report.

CONTENTS

In this Report, unless the context otherwise requires, the following expressions shall have the meanings set out below:

"Party responsible to Disclose Information" or "Obligor"	Shanghai Jin Jiang International Hotels Development Company Limited
"Shijiazhuang Refining"	Shijiazhuang Refining & Chemical Co., Ltd.
"Sinopec"	China Petroleum & Chemical Corporation
"Changjiang Securities"	Changjiang Securities Company Limited
"Report"	the Summary Form Report in respect of the Change in Equity Interests of Shanghai Jin Jiang International Hotels Development Company Limited
"Merger by Absorption Agreement"	The Merger by Absorption Agreement between Shijiazhuang Refining & Chemical Co., Ltd. and Changjiang Securities Company Limited
"CSRC"	China Securities Regulatory Commission

SECTION 2: PARTICULARS OF THE OBLIGOR

I. Basic Particulars of the Obligor

Name:	Shanghai Jin Jiang International Hotels Development Company Limited
Place of Registration:	12th Floor, 389 Pudian Road, Pudong New District, Shanghai
Legal Representative:	Yu Minliang
Registered Capital:	RMB603,240,740
Business License Registration Number:	Qi Gu Hu Zong Zi No. 019036 (Shi Ju)
Organization Code Certificate Number:	13220371-5
Type of Enterprise:	Sino-foreign equity joint stock company (listed)
Scope of Business:	hotels, food and beverage, food production and chain operations, travel, photography, taxi, domestic trading, property management, business consultations, technical training, engineering design, tobacco and liquor retailing (restricted to operations by branch organizations) (where any of the above scope of business involves operation permits, rely on an operation permit to operate.)
State Tax Registration Number:	310101132203715
Local Tax Registration Number:	310101132203715

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Term of Operation:	From 18 December 1994 for an indefinite term
Controlling Shareholder:	Shanghai Jin Jiang International Hotels (Group) Company Limited
De facto Controller:	Jin Jiang International Holdings Company Limited
Correspondence Address:	5th Floor, 51 Guangdong Road, Shanghai
Contact Telephone:	021-63741122
Postal Code:	200002

II. Shareholding of the Substantial Shareholder of the Obligor

The Obligor is a company listed on the Shanghai Stock Exchange, whose stock codes are 600754 and 900934. The controlling shareholder of the Obligor is Shanghai Jin Jiang International Hotels (Group) Company Limited, which holds 50.15% of its shares.

III. Information pertaining to the Directors and Key Responsible Persons of the Obligor

Name	Title	Nationality	Place of Long-term Residence	Residency in Other Countries
Yu Minliang	Chairman	PRC	Shanghai	None
Shen Maoxing	Vice Chairman	PRC	Shanghai	None
Yang Weimin	Vice Chairman	PRC	Shanghai	None
Zhang Baohua	Vice Chairman	PRC	Shanghai	None
Chen Hao	Director and Chief Executive Officer	PRC	Shanghai	Philippines
Zhu Weiya	Director and Vice President	PRC	Shanghai	None
Sun Ping	Director and Vice President	PRC	Shanghai	None
Lu Zhenggang	Director and Vice President	PRC	Shanghai	None
Xue Jianmin	Director	PRC	Shanghai	None
Guo Haiqing	Director	PRC	Hong Kong	None
Wang Fanghua	Independent Director	PRC	Shanghai	None
Dai Jixiong	Independent Director	PRC	Shanghai	None
Zhang Fubo	Independent Director	PRC	Shanghai	None
Lu Xiongwen	Independent Director	PRC	Shanghai	None
Yu Bingyan	Independent Director	PRC	Shanghai	None

IV. Information pertaining to the Obligor's Holding or Controlling which Shares represent more than 5% of the outstanding issued shares of other listed companies

As at the date of execution of this Report, the Obligor did not hold or control shares representing more than 5% of the outstanding issued shares of other listed companies.

SECTION 3: PURPOSE OF HOLDING THE SHARES BY THE OBLIGOR

I. Purpose of Holding the Shares by the Obligor

The Obligor will increase its shareholding in Shijiazhuang Refining as a result of the proposed merge by absorption of Changjiang Securities by Shijiazhuang Refining by way of the issuance of new shares. The Obligor, as an existing shareholder of Changjiang Securities, shall become a shareholder of Shijiazhuang Refining subsequent to the completion of the merger by absorption.

II. Does the Obligor have any intention to continue to increase its ownership interest in the shares of the listed company in the next 12 months?

The Obligor does not have any intention to increase its ownership interest in the shares of the listed company in the next 12 months.

SECTION 4: WAYS BY WHICH THE OBLIGOR CHANGES ITS EQUITY INTERESTS

I. Basic information pertaining to the Change in Equity Interests of the Obligor

On 23 January 2007, Shijiazhuang Refining and Sinopec entered into a "Share Repurchase Agreement between Shijiazhuang Refining & Chemical Co., Ltd. and China Petroleum & Chemical Corporation", pursuant to the terms and conditions of which, Shijiazhuang Refining will repurchase all of the shares held by Sinopec in Shijiazhuang Refining, representing 79.73% of the total share capital of Shijiazhuang Refining. The repurchase of shares is subject to the review and approval by the extraordinary general meeting of shareholders of Shijiazhuang Refining and shall be submited to the CSRC for examination and approval. Shijiazhuang Refining shall cancel the shares repurchased subsequent to the agreement becoming effective.

On 23 January 2007, Shijiazhuang Refining and Sinopec entered into an "Assets Disposal Agreement", pursuant to the terms and conditions of which, Sinopec will acquire the entire assets of Shijiazhuang Refining by way of the assumption of all liabilities of Shijiazhuang Refining. Changes in the assets to be disposed of occurring between the reference date of disposal and the reference date of settlement, and the profits and losses raising from the normal operations of the original businesses of Shijiazhuang Refining relating to the assets to be disposed will be enjoyed or borne by Sinopec. The existing employees of Shijiazhuang Refining will, together with its assets, be taken over by Sinopec, who will be assigned the existing businesses of Shijiazhuang Refining.

On 23 January 2007, Shijiazhuang Refining and Changjiang Securities entered into a "Merger by Absorption Agreement between Shijiazhuang Refining & Chemical Co., Ltd. and Changjiang Securities Company Limited". Subsequent to the negotiations between both parties to the merger, the aggregate valuation of Changjiang Securities for the purpose of the merger by absorption was RMB10.30172 billion (i.e. the price of the entire equity interest in Changjiang Securities is RMB10.30172 billion). The arithmetic average of the closing prices of the tradable shares in Shijiazhuang Refining for the last 20 trading days preceding the suspension of trading on 6 December 2006 was RMB7.15 per share, pursuant to which, both parties agreed that the price per share in Shijiazhuang Refining has ben determined to be RMB7.15 after negotiation. Subsequent to the merger, the number of shares in Shijiazhuang Refining to be received by shareholders of Changjiang Securities will be 1,440,800,000 shares, which is calculated by dividing the price of the entire equity interest in Changjiang Securities by the price of each share in Shijiazhuang Refining. The implementation of the Merger by Absorption Agreement is subject to the consideration and approval by the extraordinary general meeting of shareholders, which is also the relevant shareholders' meeting of Shijiazhuang Refining and approved by the CSRC after submission.

The share split reform of Shijiazhuang Refining will be implemented concurrently with the above-mentioned repurchase of shares, disposal of entire assets and merger by absorption of Changjiang Securities by way of issuance of new shares. The repurchase and cancellation of all the shares in Shijiazhuang Refining held by Sinopec, the merger by absorption of Changjiang Securities by way of the issuance of new shares, the share split reform and the giving of shares for free to all shareholders of the party being absorbed (i.e. Changjiang Securities) after the the share split reform proposal is approved, are inter-connected, failing any of which, the other matters will not be implemented.

Prior to the merger by absorption, the Obligor did not hold any share in Shijiazhuang Refining. The Obligor's shareholding in Changjiang Securities is RMB142,500,000, representing 7.120% of the total capital contribution of Changjiang Securities. Upon completion of the merger by absorption and share split reform, the Obligor will hold 100,637,463 shares in circulation in Shijiazhuang Refining subject to restrictive conditions, representing 6.01% of the issued shares of Shijiazhuang Refining and will become the fourth largest shareholder of Shijiazhuang Refining. Related parties of the Obligor do not hold any shares in Shijiazhuang Refining.

Prior to the merger by absorption, the Obligor has reserved 5% of its equity interests in Changjiang Securities for the purpose of implementing the employee share incentive plan of Changjiang Securities. The implementation of such employee share incentive plan is subject to the approval of supervisory authorities. The number of shares and shareholding percentage in Shijiazhuang Refining to be held by the Obligor will be changed as a result of the implementation of the employee share incentive plan of Changjiang Securities.

II. Main Contents of the "Merger by Absorption Agreement"

Main contents of the "Merger by Absorption Agreement" are as follows:

1. Method of the Merger by Absorption

   Changjiang Securities will be merged by Shijiazhuang Refining by absorption by way of the issuance of new shares.

2. Consideration of the Merger by Absorption

   On 23 January 2007, Shijiazhuang Refining and Changjiang Securities entered into a "Merger by Absorption Agreement between Shijiazhuang Refining & Chemical Co., Ltd. and Changjiang Securities Company Limited". Subsequent to the negotiations between both parties to the merger, the aggregate valuation of Changjiang Securities for the purpose of the merger by absorption was RMB10.30172 billion (i.e. the price of the entire equity interest in Changjiang Securities is RMB10.30172 billion). The arithmetic average of the closing prices of the tradable shares in Shijiazhuang Refining for the last 20 trading days preceding the suspension of trading on 6 December 2006 was RMB7.15 per share, pursuant to which, both parties agreed that the price per share in Shijiazhuang Refining has been determined to be RMB7.15 after negotiation. Subsequent to the merger, the number of shares in Shijiazhuang Refining to be received by shareholders of Changjiang Securities will be 1,440,800,000 shares, which is calculated by dividing the value of the entire equity interest in Changjiang Securities by the price of per share in Shijiazhuang Refining. The implementation of the Merger by Absorption Agreement is subject to the consideration and approval by the extraordinary general meeting of shareholders, which is also the relevant shareholders' meeting of Shijiazhuang Refining and approved by the CSRC after submission.

3. Effectiveness and Termination of the Merger by Absorption Agreement

(1) The Merger by Absorption Agreement will duly come into effect on the date when all the following conditions are satisfied:

The Merger by Absorption Agreement having been executed by the legal representative or authorized representative of Shijiazhuang Refining and Changjiang Securities respectively;

The Merger by Absorption Agreement and the merger by absorption plan contemplated thereunder having been approved by resolutions passed by the respective shareholders' meetings or general meetings of shareholders in accordance with the provisions of the Company Law, and the articles of associations and the meeting regulations of both companies;

The share split reform of Shijiazhuang Refining having been approved or filed for record by the relevant supervisory state-owned assets administration authorities;

The plan in respect of the share split reform of Shijiazhuang Refining having been approved by the relevant shareholders' meetings;

The repurchase by Shijiazhuang Refining of all the non-tradable shares held by Sinopec in Shijiazhuang Refining and the sale by Shijiazhuang Refining of its entire assets to Sinopec having been approved or filed for record by the relevant competent state-owned assets administration authorities;

The repurchase by Shijiazhuang Refining of all the non-tradable shares held by Sinopec in Shijiazhuang Refining and the sale by Shijiazhuang Refining of its entire assets to Sinopec having been approved by the CSRC;

The Merger by Absorption Agreement and the merger by absorption plan contemplated thereunder having been approved or filed for record by the relevant supervisory state-owned assets administration authorities;

(2) In the event that the above prescribed provisions of the Merger by Absorption Agreement are not satisfied, the Merger by Absorption Agreement will be terminated automatically, with both parties being restored to their original positions without assumption of any liabilities.

III. Restrictions on the Shares involved in the Change of Equity Interests

As a party related to the share split reform of Shijiazhuang Refining, the Company has undertaken that, within 12 months from the date on which the share split reform proposed of Shijiazhuang Refining is implemented, it will not transfer the shares in Shijiazhuang Refining obtained by it through the merger by absorption by way of the issuance of new shares.

Save for the said undertaking, the shares in Shijiazhuang Refining held by the Company are not subject to any other restrictions on rights.

IV. The change in equity interests is not subject to any additional conditions, and there are no supplementary agreements or other arrangements made by both parties in respect of the exercise of the voting rights in the shares

Save for the conditions precedent stated in the Merger by Absorption Agreement, the change in equity interests is not subject to any other additional condition, and there are no supplementary agreements or other arrangements made by both parties in respect of the exercise of the voting rights in the shares.

SECTION 5: INFORMATION PERTAINING TO TRADING OF THE LISTED TRADABLE SHARES DURING THE PRECEDING SIX MONTHS

The Obligor has not traded in the listed tradable shares of Shijiazhuang Refining during the six months preceding the date of submission of this Report.

SECTION 6: OTHER IMPORTANT MATTERS

I. Other matters required to be disclosed

There are no other matters that are required to be disclosed by the Obligor in order to prevent any misunderstanding of the contents of this Report.

II. Declaration

I (and the organization which I represent) hereby undertake that there is no misrepresentation, misleading statement or material omission in this Report and jointly and severally accept legal responsibility for its truthfulness, accuracy and completeness.

The Obligor (with Seal):	**Shanghai Jin Jiang International Hotels Development Company Limited**
Legal Representative (or Key Responsible Person):	**Yu Minliang**
Execution Date:	1 February 2007

SECTION 7: DOCUMENTS AVAILABLE FOR INSPECTION

I. Business License of Shanghai Jin Jiang International Hotels Development Company Limited

II. Name list of the directors and key responsible persons of Shanghai Jin Jiang International Hotels Development Company Limited and their respective identification documents

III. The Merger by Absorption Agreement between Changjiang Securities Company Limited and Shijiazhuang Refining & Chemical Co., Ltd. executed by Shijiazhuang Refining and Changjiang Securities

IV. Resolution of the board of directors of Shanghai Jin Jiang International Hotels Development Company Limited in respect of the merger by absorption of Changjiang Securities by Shijiazhuang Refining.

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Schedule 1

Summary Form Report in respect of the Change in Equity Interests

Basic particulars			
Name of the listed company	Shijiazhuang Refining & Chemical Co., Ltd.	Address of the listed company	Management Committee Building, Hi-Tech Development Zone, Shijiazhuang (No. 151, Huang He Avenue)
Stock name	S ShiLianHua	Stock code	000783
Name of the Obligor	Shanghai Jin Jiang International Hotels Development Company Limited	Registered address of the Obligor	12th Floor, 389, Pudian Road, Pudong New District, Shanghai
Change in the number of shares interested in	Increase ☑ Decrease ☐ No change except changes in shareholders ☐	Are there any parties acting in concert?	Yes ☐ No ☐ √
Is the Obligor the largest shareholder of the listed company?	Yes ☐ No ☐ √	Is the Obligor the de facto controller of the listed company?	Yes ☐ No ☐ √
Change in equity interests method (multiple selections allowed)	Through centralised trading on stock exchange ☐ Administrative allocation or change of state-owned shares ☐ Acquisition of new shares issued by listed company ☐ Inheritance ☐ Others ☐ √		Transfer by agreement ☐ Transfer by indirect means ☐ Execution of court judgment ☐ Gift ☐ Merger by absorption by way of the issuance of new shares
Number of shares held by the Obligor and its shareholding percentage in the issued shares of the listed company prior to disclosure	Number of shares held: 0		Shareholding percentage: 0
Number of shares held by the Obligor and change in shareholding percentage traded subsequent to the changes in equity interests	Change in number: 100,637,463 shares		Change in shareholding percentage: 6.01%
Does the Obligor have any intention to continue to increase its shareholdings in the next 12 months?	Yes ☐ No ☐ √		
Has the Obligor traded in any shares of the listed company in the secondary market during the preceding 6 months?	Yes ☐ No ☐ √		
The Obligor shall provide explanation for the following items, if it involves the reduction in shareholding by the controlling shareholder or de facto controller of the listed company:			
Are there any issues where the interests of the listed company and its shareholders have been prejudiced by the reduction in shareholding of the controlling shareholder or de facto controller?	Yes ☐ No ☐		

At the time when shareholding by the controlling shareholder or de facto controller was reduced, was it the case that outstanding debts due to the Company have not yet been settled, guarantees provided by the Company for its liabilities have not yet been released or other circumstances where the interests of the Company were being prejudiced?	Yes ☐ No ☐ _______________ (If 'Yes', please specify)
Are any approval required in respect of the change in equity interests?	Yes ☐ No ☐
Have the approvals been obtained?	Yes ☐ No ☐

Instructions for filling in this form:

1. For the applicable items in the form, choose 'Yes' or 'No'. Where the answer is 'no', explanations must be given in the spaces provided.
2. For the inapplicable items in the form, choose 'None'.
3. Explanations, where necessary, can be given and written in the spaces provided.
4. The Obligor includes the investor and parties acting in concert with it. Where there are a number of Obligors, one of them may be nominated as the representative to prepare and submit this Report jointly.

Name of the Obligor (with Seal): Shanghai Jin Jiang International Hotels Development Company Limited

Legal Representative (with Seal): Yu Minliang

Date: 1 February 2007

By Order of the Board of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China
31 January 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *This company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited"."*

Please also refer to the published version of this announcement in ***South China Morning Post***

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this Circular or as to what action to take in relation to this Circular, you should consult appropriate independent advisers to obtain independent professional advice.

If you have sold or transferred all your shares in **Shanghai Jin Jiang International Hotels (Group) Company Limited**, you should at once hand this Circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Jin Jiang Hotels

SHANGHAI JIN JIANG INTERNATIONAL HOTELS (GROUP) COMPANY LIMITED*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock code: 2006)

DISCLOSEABLE TRANSACTION: CAPITAL INJECTION INTO 上海錦江國際旅館投資有限公司 (SHANGHAI JIN JIANG INTERNATIONAL HOTEL INVESTMENT COMPANY LIMITED)

* The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".

16 February 2007

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

CONTENTS

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

In this Circular, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	the capital increase agreement entered into by and between the Company and Jin Jiang Hotels Development on 26 January 2007 in relation to the injection of capital into Jin Jiang International Hotel Investment
"associates"	has the meaning ascribed to such term under the Listing Rules
"Board"	the board of directors of the Company
"Company"	上海錦江國際酒店(集團)股份有限公司 (Shanghai Jin Jiang International Hotels (Group) Company Limited), a joint stock limited company established in the PRC, of which 1,391,500,000 H shares are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Jin Jiang Hotels Development"	上海錦江國際酒店發展股份有限公司 (Shanghai Jin Jiang International Hotels Development Company Limited), a non-wholly owned subsidiary of the Company which is incorporated as a joint stock limited company in the PRC and whose A shares and B shares are listed on the Shanghai Stock Exchange as at the Latest Practicable Date
"Jin Jiang Inn"	錦江之星旅館有限公司 (Jin Jiang Inn Company Limited), a non-wholly owned subsidiary of the Company which is incorporated as a limited liability company in the PRC
"Jin Jiang Inn Shareholders' Agreement"	a shareholders' agreement dated 16 November 2006 entered into between the Company, Jin Jiang Hotels Development and 32 individuals, as referred to in the sections headed "Connected Transactions", "Directors, Supervisors, Senior Management, Staff and Compliance Adviser — Senior Management Incentive Scheme" and "Statutory and General Information — Summary of Material Contracts" in the Prospectus
"Jin Jiang Inn Budget Hotel"	budget hotels in which the Group holds Substantial Hotel Interests and managed by Jin Jiang Inn, or which are owned by third parties to which Jin Jiang Inn has granted a franchise
"Jin Jiang International Hotel Investment"	上海錦江國際旅館投資有限公司 (Shanghai Jin Jiang International Hotel Investment Company Limited), a non-wholly owned subsidiary of the Company which is incorporated as a limited liability company in the PRC

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

"Latest Practicable Date"	means 12 February, 2007, being the latest practicable date prior to the printing of this Circular for the purpose of ascertaining certain information contained in this Circular
"Listing"	the listing of the Company's H shares on the Main Board of the Stock Exchange, which commenced on 15 December 2006
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"percentage ratio"	has the meaning ascribed to such term under the Listing Rules
"PRC"	the People's Republic of China
"Prospectus"	the prospectus dated 30 November 2006 issued by the Company
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended and supplemented from time to time
"Shareholders"	shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Substantial Hotel Interests"	the equity interests held by the Group in companies engaged in hotel operations which are jointly controlled entities or subsidiaries of the Company

The exchange rate adopted in this Circular for illustration purposes only is HK$1 = RMB0.996.

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Jin Jiang Hotels

SHANGHAI JIN JIANG INTERNATIONAL HOTELS (GROUP) COMPANY LIMITED*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock code: 2006)

Executive Directors:
Yu Minliang
Chen Wenjun
Yang Weimin
Chen Hao
Yuan Gongyao
Xu Zurong
Han Min
Kang Ming

Non-Executive Director:
Shen Maoxing

Independent non-executive Directors:
Ji Gang
Xia Dawei
Sun Dajian
Rui Mingjie
Yang Menghua
Tu Qiyu
Shen Chengxiang
Lee Chung Bo

Legal Address:
Room 316–318
No. 24 Yang Xin Dong Road
Shanghai
The PRC

Principal place of business in Hong Kong:
Room 3203, 32nd Floor
Shun Tak Centre
West Tower
200 Connaught Road Central
Hong Kong

16 February 2007

* The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".

To the Shareholders:

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION: CAPITAL INJECTION INTO 上海錦江國際旅館投資有限公司 (SHANGHAI JIN JIANG INTERNATIONAL HOTEL INVESTMENT COMPANY LIMITED)

1. INTRODUCTION

On 26 January 2007, the Board announced that the Company entered into the Agreement with Jin Jiang Hotels Development, a 50.15% owned subsidiary of the Company. Pursuant to the Agreement, the Company and Jin Jiang Hotels Development agreed to inject capital into Jin Jiang International Hotel Investment in proportion to their respective current shareholding in such company.

The purpose of this Circular is to provide you with further details of the transaction contemplated under the Agreement.

2. THE AGREEMENT

Date:

26 January 2007

Parties:

(A) The Company;

(B) Jin Jiang Hotels Development, a 50.15% owned subsidiary of the Company

Capital Injection

Under the Agreement, the Company and Jin Jiang Hotels Development have agreed to inject capital into Jin Jiang International Hotel Investment, a subsidiary of the Company which is 80% directly owned by it, in the following manner:

	Contribution to the registered capital *(RMB)*	Contribution to the capital reserve *(RMB)*	Total Amount *(RMB)*
The Company	740,000,000 (equivalent to approximately HK$742,971,888)	360,000,000 (equivalent to approximately HK$361,445,783)	1,100,000,000 (equivalent to approximately HK$1,104,417,671)
Jin Jiang Hotels Development	185,000,000 (equivalent to approximately HK$185,742,972)	90,000,000 (equivalent to approximately HK$90,361,446)	275,000,000 (equivalent to approximately HK$276,104,418)

The above capital contributions to be made by the Company shall be in cash. The above capital contributions to be made by Jin Jiang Hotels Development shall be in cash and by the transfer of assets of and equity interest in certain budget hotels.

The total capital contribution by the Company is RMB1,100,000,000 (equivalent to approximately HK$1,104,417,671). The Company intends to partly satisfy this amount by using the amount of HK$1,091.6 million from the net proceeds of the Listing as mentioned in the prospectus of the Company dated 30 November 2006. In light of the appreciation of Renminbi against Hong Kong Dollar, the Renminbi equivalent amount of HK$1,091.6 million is expected to be less than RMB1,100,000,000 (equivalent to approximately HK$1,104,417,671). Therefore, the Company will satisfy any such shortfall using its internal resources.

The total capital contribution by Jin Jiang Hotels Development is RMB275,000,000 (equivalent to approximately HK$276,104,418). Jin Jiang Hotels Development intends to partly satisfy this amount by transferring assets of and equity interests in certain budget hotels at their total appraised

value as at 31 October 2006 of RMB274,421,100 (equivalent to approximately HK$275,523,193). For the remaining amount of RMB578,900 (equivalent to approximately HK$581,225), Jin Jiang Hotels Development intends to contribute cash from its internal resources.

Hotel Assets

All the assets and liabilities of the budget hotels known as 北京西客站店 (Beijing West Railway Station Inn), 瀋陽北陵店 (Shenyang Beiling Inn), 常州吊橋路店 (Changzhou Diaoqiao Road Inn) and 長春會展中心店 (Changchun Exhibition Center Inn), which are 100% owned by the following branch companies of Jin Jiang Hotels Development respectively, shall be transferred: Shanghai Jin Jiang International Hotels Development Company Limited Beijing Jin Ya Hotel, Shanghai Jin Jiang International Hotels Development Company Limited Shenyang Jin Ya Hotel, Shanghai Jin Jiang International Hotels Development Company Limited Changzhou Jin Chang Branch and Shanghai Jin Jiang International Hotels Development Company Limited Changchun Branch ("the Hotel Assets").

For the year ended 31 December 2006, the aggregate unaudited net profit before taxation attributable to the Hotel Assets as prepared in accordance with the generally accepted accounting principles in the PRC was approximately RMB8.4 million (approximately HK$8.4 million). For the year ended 31 December 2006, no tax was payable on such net profit because Beijing West Railway Station Inn had a tax concession and was not required to pay any tax on its net profit, Shenyang Beiling Inn incurred a net loss and the two remaining hotels, namely Changzhou Diaoqiao Road Inn and Changchun Exhibition Center Inn did not commence operation in that financial year.

For the year ended 31 December 2005, the aggregate unaudited net profit before taxation and after taxation attributable to the Hotel Assets as prepared in accordance with the generally accepted accounting principles in the PRC was approximately RMB0.5 million (approximately HK$0.5 million) and RMB0.2 million (approximately HK$0.2 million) respectively.

Equity Interests

Equity interests in the following budget hotels shall be transferred: 95% equity interest in Shanghai Jin Ya Hotel Company Limited, 50% equity interest in Tianjin Jin Jiang Inn Company Limited and 50% equity interest in Qingdao Jin Jiang Inn Company Limited (the "Equity Interests"). Before and after the transfer of the Equity Interests, the direct shareholding interest in such companies held by the Group remains unchanged.

For the year ended 31 December 2006, the aggregate unaudited net profit before taxation and after taxation of Shanghai Jin Ya Hotel Company Limited, Tianjin Jin Jiang Inn Company Limited and Qingdao Jin Jiang Inn Company Limited as prepared in accordance with the generally accepted accounting principles in the PRC were approximately RMB1.3 million (approximately HK$1.3 million) and approximately RMB0.8 million (approximately HK$0.8 million) respectively.

For the year ended 31 December 2005, the audited net profit before taxation and after taxation of Shanghai Jin Ya Hotel Company Limited was approximately RMB0.6 million (approximately HK$0.6 million) and RMB0.2 million (approximately HK$0.2 million) respectively. Tianjin Jin Jiang Inn Company Limited and Qingdao Jin Jiang Inn Company Limited did not commence operation during that financial year.

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Valuation

According to the valuation report Hu Dong Zhou Zi Ping Bao Zi No. DZ070017111 issued by Orient Appraisal Co., Limited, an independent valuer, on 25 January 2007, the appraised value of the Hotel Assets and the Equity Interests as at 31 October 2006 were as follows:

Hotel Assets/Equity Interests	Appraised Value *RMB*
Beijing West Railway Station Inn	114,490,000
Changchun Exhibition Center Inn	29,484,800
Shenyang Beiling Inn	37,540,000
Changzhou Diaoqiao Road Inn	16,514,600
95% equity interest in Shanghai Jin Ya Hotel Company Limited	46,569,000
50% equity interest in Qingdao Jin Jiang Inn Company Limited	12,625,000
50% equity interest in Tianjin Jin Jiang Inn Company Limited	17,197,700

Completion

Under the Agreement, the Company and Jin Jiang Hotels Development have agreed to fully effect their respective capital contributions within half a year after the signing of the Agreement. No conditions are attached to the capital injection and there is no long stop date for the fulfilment of conditions for the capital injection.

Shareholding

As at the Latest Practicable Date, the Company holds a 80% equity interest and Jin Jiang Hotels Development holds the remaining 20% equity interest in Jin Jiang International Hotel Investment. The Company's shareholding and Jin Jiang Hotels Development's shareholding in Jin Jiang International Hotel Investment will remain unchanged at 80% and 20% respectively, after completion of the capital injection.

3. REASONS FOR ENTERING INTO THE AGREEMENT

Jin Jiang International Hotel Investment is principally engaged in investing in Jin Jiang Inn Budget Hotels. In order to expand the coverage of Jin Jiang Inn Budget Hotels in the PRC, Jin Jiang International Hotel Investment needs additional capital from its shareholders. Therefore, the Company and Jin Jiang Hotels Development have entered into the Agreement to inject capital into Jin Jiang International Hotel Investment.

The Board also confirms that the transaction contemplated under the Agreement was entered into on normal commercial terms and on terms that are fair and reasonable, in the interests of the Company and its Shareholders as a whole.

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

4. INFORMATION ON THE GROUP, JIN JIANG HOTELS DEVELOPMENT, JIN JIANG INTERNATIONAL HOTEL INVESTMENT, JIN JIANG INTERNATIONAL AND JIN JIANG INN BUDGET HOTELS

(i) The Group is principally engaged in Star-rated hotel operation and management, budget hotel operation and franchising, restaurant operation and other hotel-related businesses.

(ii) Jin Jiang Hotels Development is principally engaged in Star-rated hotel management operations and chain restaurants operation. Its A shares and B shares are listed on the Shanghai Stock Exchange and the remaining shareholders of Jin Jiang Hotels Development are holders of shares in circulation.

(iii) Jin Jiang International Hotel Investment is principally engaged in investing in Jin Jiang Inn Budget Hotels.

(iv) Jin Jiang International is an investment holding company and its investee companies are principally engaged in hotel operation and management, travel, passenger transportation and food and beverages.

(v) Jin Jiang Inn Budget Hotels

The Group's Jin Jiang Inn Budget Hotel business principally consists of the operation of Jin Jiang Inn Budget Hotels in which the Group holds equity interests and the franchising of the "Jin Jiang Inn" brand name to the Jin Jiang Inn Budget Hotels owned by third party hotel owners. Jin Jiang International Hotel Investment is mainly responsible for investing in Jin Jiang Inn Budget Hotels; whereas Jin Jiang Inn is mainly responsible for the operation and franchising businesses. All of the Jin Jiang Inn Budget Hotels are operated under the business model and standards adopted by Jin Jiang Inn. For more information regarding Jin Jiang Inn Budget Hotels, please refer to the Prospectus.

5. OVERSEAS REGULATORY ANNOUNCEMENT

Since the Company is the controlling shareholder of Jin Jiang Hotels Development, the Agreement constitutes a connected transaction of Jin Jiang Hotels Development under the relevant PRC rules and regulations. Please refer to the Overseas Regulatory Announcement released by the Company in Hong Kong on 29 January 2007.

6. FINANCIAL EFFECT

The following sets out the financial effects on the Group as a result of the capital injection:

Cash position

As at 30 June 2006, the Group had cash and bank deposits of approximately RMB826.8 million (equivalent to approximately HK$830.1 million). The Board anticipates that the cash position of the Group will remain unchanged upon completion of the capital injection.

Net Asset Value

As at 30 June 2006, the consolidated net asset value of the Group was approximately RMB4,211.2 million (equivalent to approximately HK$4,228.1 million). The Board anticipates that the net asset value of the Group will remain unchanged upon completion of the capital injection.

Net Profit

The consolidated net profit attributable to the equity holders of the Company for the year ended 31 December 2005 was approximately RMB312.8 million (equivalent to approximately HK$314.1 million). The Board anticipates that the consolidated net profit attributable to the equity holders of the Company will be enhanced as a result of the increase in attributable interests in the Hotel Assets and the Equity Interests (the Hotel Assets and the Equity Interests will be transferred from a 50.15% owned subsidiary to a 90.03% owned subsidiary) upon completion of the capital injection.

7. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this Circular.

Yours faithfully,
By order of the Board of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

1. RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement herein misleading.

2. DIRECTORS', SUPERVISORS' AND CHIEF EXECUTIVES' INTERESTS

(a) Interests in shares or underlying shares of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or supervisors of the Company had any interest or short positions in the shares, underlying shares or debentures of the Company which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he or she is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code of Securities Transaction by Directors of Listed Issuers (which shall be deemed to apply to the Company's supervisors to the same extent as it applies to the Directors).

(b) Interests in shares or underlying shares of associated corporations

(i) *Jin Jiang Inn Company Limited ("Jin Jiang Inn")* 錦江之星旅館有限公司

As at the Latest Practicable Date, three Directors namely Xu Zurong, Yang Weimin and Chen Hao held the following equity interest in Jin Jiang Inn:

Name	Equity interest in Jin Jiang Inn	Nature of interests	Capacity	Percentage in total registered capital of Jin Jiang Inn
Xu Zurong	2,594,600 *(Note 1)*	Long Position	Beneficial owner	1.4438% *(Note 1)*
	2,594,600 *(Note 2)*	Short Position	Beneficial owner	1.4438% *(Note 2)*
Yang Weimin	1,729,730 *(Note 1)*	Long Position	Beneficial owner	0.9625% *(Note 1)*
	1,729,730 *(Note 2)*	Short Position	Beneficial owner	0.9625% *(Note 2)*
Chen Hao	1,729,730 *(Note 1)*	Long Position	Beneficial owner	0.9625% *(Note 1)*
	1,729,730 *(Note 2)*	Short Position	Beneficial owner	0.9625% *(Note 2)*

Notes:

1. These figures represent the respective equity interest in Jin Jiang Inn of these Directors. In addition, under the Jin Jiang Inn Shareholders' Agreement, in the event new equity interest is issued by Jin Jiang Inn, each of these Directors has been granted pre-emptive rights over such new equity interest in proportion to his respective equity interest in Jin Jiang Inn. Please refer to the section headed "Connected Transactions — Jin Jiang Inn Shareholders' Agreement" in the Prospectus for more information.

2. Pursuant to the Jin Jiang Inn Shareholder's Agreement, each of these Directors has granted to (a) the Company rights of first refusal to purchase his respective equity interest in Jin Jiang Inn if he intends to transfer his said equity interest; and (b) the Company (or a third party designated by the Company) buy back rights to purchase his equity interest in Jin Jiang Inn after the occurrence of certain events. Under the

articles of association of Jin Jiang Inn, the Company and Jin Jiang Hotels Development have also been granted certain rights of first refusal over the equity interests held by these Directors in Jin Jiang Inn if they intend to transfer their said respective equity interests. Please refer to the section headed "Connected Transactions — Jin Jiang Inn Shareholders' Agreement" in the Prospectus for more information.

(ii) ***Jin Jiang Hotels Development***

As at the Latest Practicable Date, Yu Minliang, a Director of the Company, held the following number of shares in Jin Jiang Hotels Development:

Name	No. of shares held in Jin Jiang Hotels Development	Nature of interests	Capacity	Percentage in total share capital of Jin Jiang Hotels Development
Yu Minliang	14,305	Long Position	Beneficial owner	0.0024%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, supervisors or chief executive(s) of the Company has any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such Directors, supervisors or chief executive(s) is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code of Securities Transaction by Directors of Listed Issuers (which shall be deemed to apply to the Company's supervisors to the same extent as it applies to the Directors).

Mr. Yu Minliang, Mr. Shen Maoxing and Ms. Chen Wenjun hold the following positions in Jin Jiang International Holdings Company Limited ("Jin Jiang International"):

(a) Mr. Yu Minliang is the chairman, chief executive officer and chairman of the board's executive committee of Jin Jiang International.

(b) Mr. Shen Maoxing is a vice chairman, chief operation officer and executive president of Jin Jiang International.

(c) Ms. Chen Wenjun is a director and senior vice-president of Jin Jiang International.

As at the Latest Practicable Date, Jin Jiang International is the controlling shareholder of the Company, whose interest or short position in the Company's shares and underlying shares would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

3. DIRECTORS' SERVICE CONTRACTS

Each of the Directors has entered into a service contract with the Company for a term expiring upon the conclusion of the annual general meeting of the Company to be held in 2009. Either party to each service contract is entitled to terminate the service contract by giving not less than 3 months' written notice to the other party. Except for remuneration, particulars of the service contracts (including confidentiality and non-competition undertakings) are in all material aspects the same.

Under the service contracts entered into between the Company and each of the executive Directors and the non-executive Director, no remuneration is payable by the Company. In relation to the independent non-executive Directors, an annual remuneration of RMB100,000 is payable by the Company to each of them. The remuneration of the independent non-executive Directors was determined in accordance with prevailing market rates and the responsibilities of the independent non-executive Directors.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

To the best knowledge of the Directors, none of the Directors or their respective associates has any interests in a business, which competes or may compete with the business of the Group.

5. SUBSTANTIAL SHAREHOLDERS' INTERESTS

(a) Substantial Shareholders' Interests in shares or underlying shares of the Company:

As at the Latest Practicable Date, so far as is known to the Directors, supervisors or chief executive(s) of the Company, the following persons (other than a Director, supervisor or chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of shareholder	Class of shares	Number of shares/ underlying shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total share capital
Jin Jiang International	Domestic shares	3,173,500,000	Beneficial owner and controlled corporation *(Note 1)*	100%	69.52%
全國社會保障基金理事會	H shares	110,156,000	Beneficial owner	7.92%	2.41%
JJ Co-Invest Holdings Limited	H Shares	106,170,000	Beneficial owner *(Note 2)*	7.63	2.33
Hotel JJ Holdings Limited	H Shares	106,170,000	Controlled corporation *(Note 2)*	7.63	2.33
SCG Hotel Management, L.L.C.	H Shares	106,170,000	Controlled corporation *(Note 2)*	7.63	2.33
Starwood Capital Group Global, L.L.C.	H Shares	106,170,000	Controlled corporation *(Note 2)*	7.63	2.33

Name of shareholder	Class of shares	Number of shares/ underlying shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total share capital
Barry S. Sternlicht	H Shares	106,170,000	Controlled corporation *(Note 2)*	7.63	2.33
中央匯金投資有限責任公司 (Central SAFE Investments Limited) ("CSIL")	H shares	70,780,000	Controlled corporation *(Note 3)*	5.09%	1.55%
Li Kwok Po, David	H shares	70,780,000	Controlled corporation	5.09%	1.55%
South Valley Holdings Limited	H shares	70,780,000	Beneficial owner	5.09%	1.55%

Notes:

(1) According to the form filed by Jin Jiang International, 3,014,825,000 domestic shares are beneficially held by it and 158,675,000 domestic shares are held through a controlled corporation.

(2) The Company has been informed that: (i) JJ Co-Invest Holdings Limited is ultimately 100% owned by investment funds, which are controlled by Starwood Capital Group Global, L.L.C., which is in turn controlled by Mr. Barry S. Sternlicht; (ii) JJ Co-Invest Holdings Limited is a non wholly owned subsidiary of Hotel JJ Holdings Limited, which is owned by certain of such Starwood Capital investment funds of which SCG Hotel Management, L.L.C. is general partner; and (iii) SCG Hotel Management, L.L.C. is controlled by Starwood Capital Group Global, L.L.C., which is in turn controlled by Mr. Barry S. Sternlicht.

(3) According to the form filed by CSIL, these H shares are directly held by Will Rich Investments Ltd.

Save as disclosed above and so far as the Directors, supervisors or chief executive(s) of the Company are aware, as at the Latest Practicable Date, no other person had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10 per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

(b) Substantial Shareholders' interests in shares/underlying shares of other members of the Group

As at the Latest Practicable Date, so far as the Directors, supervisors or chief executive(s) of the Company are aware, each of the following persons, not being (i) a Director, supervisor or chief executive of the Company; or (ii) a member of the Group, were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary	Name of shareholder	Percentage of shareholding
上海錦花旅館有限公司 (Shanghai Jinhua Hotel Co., Ltd.)	上海花木經濟發展總公司 (Shanghai Huamu Economic Development Company Limited)	20%
揚州錦揚旅館有限公司 (Yangzhou Jinyang Hotel Co., Ltd.)	揚州市雙橋鄉農工商總公司 (Yangzhou Shuangqiao Town NGS Co., Ltd.)	25%
上海錦海旅館有限公司 (Shanghai Jinhai Hotel Co., Ltd)	閔行區商業建設公司 (Minhang Commercial Construction Co., Ltd.)	30%
蘇州新區錦獅旅館有限公司 (Suzhou New Area Jinshi Hotel Co., Ltd.)	蘇州新區獅山農工商總公司 (Suzhou Shishan Industry & Commercial Co., Ltd.)	40%
南京錦綉旅館有限公司 (Nanjing Jinxu Hotel Co., Ltd.)	上海浦東新區合慶綉品服裝(集團)有限公司 (Shanghai Pudong Heqing Embroidery Clothing (Group) Co., Ltd.)	40%
上海新苑賓館 (Shanghai New Garden Hotel)	上海鑫達實業總公司 (Shanghai Xinda Industrial Co., Ltd.)	43%
上海海侖賓館有限公司 (Sofitel Hyland Shanghai)	上海國際集團投資管理有限公司 (SIG Investment Management Co., Ltd.)	33.33%
上海建國賓館 (Jian Guo Hotel)	上海國際集團投資管理有限公司 (SIG Investment Management Co., Ltd.)	35%
上海錦江飯店發展有限公司 (Shanghai Jin Jiang Hotels Development Co., Ltd.)	上海錦江飯店實業有限公司 (Shanghai Jin Jiang Hotel Industries Company Limited)	10%

Name of subsidiary	Name of shareholder	Percentage of shareholding
北京錦江北方物業管理有限公司 (Beijing Jin Jiang Northern Property Management Company Limited)	北京市崑崙經貿公司 (Beijing Kun Lun Economy & Trade Company Limited)	20%
澳大利亞新亞大包快餐(連鎖)有限公司 (New Asia Chains of Snack (Australia) PTY. Ltd.)	英華進出口有限公司 (Ying Hua Import & Export Pty Limited)	45%
上海錦江同樂餐飲管理有限公司 (Shanghai Jin Jiang Tung Lok Catering Management Inc.)	新加坡同樂(中國)控股有限公司 (Tung Lok (China) Holdings Pte. Ltd)	49%
上海九龍賓館有限公司 (Shanghai Jiu Long Hotel Company Limited)	上海綠地商業(集團)有限公司 (Shanghai Greenland Business Group Co., Ltd.)	45%

Save as disclosed above and so far as the Directors, supervisors or chief executive(s) of the Company are aware, as at the Latest Practicable Date, no other person, not being (i) a Director, supervisor or chief executive of the Company; or (ii) a member of the Group, were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

6. LITIGATION

上海建國賓館 (Jian Guo Hotel) against 中國銀河證券有限責任公司上海肇嘉濱路證券營業部 (Shanghai Zhaojiabang Road Securities Department of China Galaxy Securities Company Limited).

On 10 January 2005, Jian Guo Hotel (the plaintiff), a subsidiary of the Company, filed a Claim in Shanghai No. 1 Intermediate People's Court against Shanghai Zhaojiabang Road Securities Department of China Galaxy Securities Company Limited (the defendant) regarding a dispute over bill settlement between the two parties. Shanghai No. 1 Intermediate People's Court accepted the case and thereafter issued Civil Judgment ([2005] Hu Yi Zhong Min San (Shang) Chu Zi Di No. 45) on 25 April 2005, deciding that the defendant shall repay RMB14,684,474.71 and the interest thereupon from 30 September 2004 to the date of actual payment. Subsequent to the judgment of the first trial, the defendant filed a petition for appeal to Shanghai High People's Court, which issued Civil Final Determination ([2005] Hu Gao Min Er (Shang) Zhong Zi Di No. 143) on 26 July 2005 to suspend the trial due to the notice from the Supreme People's Court that all the lawsuits against China Galaxy Securities Company Limited should be suspended for trial.

Save as disclosed above, the Company nor any of its subsidiaries is engaged in any litigation or claim of material importance, and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company that would have material effect on the Company's results of operations or financial position.

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

7. MISCELLANEOUS

(a) The joint company secretary and qualified accountant of the Company is Mr. Yuen Chin Yau (袁阡佑). Mr. Yuen is a fellow of The Chartered Institute of Management Accountants (U.K.), a fellow of the Hong Kong Institute of Certified Public Accountants, a fellow of The Association of Chartered Certified Accountants (U.K.), a fellow of The Institute of Chartered Secretaries and Administrators (U.K.), a fellow of Hong Kong Institute of Chartered Secretaries and a member of Australian Institute of Company Directors.

The joint company secretary of the Company is Mr. Kang Ming (康鸣). Mr. Kang holds a Master Degree in Economics from the Shanghai University of Finance and Economics, and is a senior accountant and a council member of Shanghai Society of Finance China. Mr. Kang was previously the board secretary of Jin Jiang Hotels Development, the A Shares and B Shares of which are listed on the Shanghai Stock Exchange.

(b) The legal address of the Company is Room 316–318, No. 24 Yang Xin Dong Road, Shanghai, the PRC.

(c) The Hong Kong H Share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited at Rooms 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) The English text of this Circular shall prevail over the Chinese text in case of any inconsistency.

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

RIGHTS OVER THE EXCLUDED HOTEL BUSINESSES AND NEW UNION

The Board is pleased to announce that a quarterly meeting of the INEDs was held on 28 February 2007 in accordance with the arrangements disclosed in the Prospectus, to consider whether or not to exercise the relevant Rights granted to the Company over the relevant Excluded Hotel Businesses and New Union under the Deed of Non-Competition. The INEDs present at the meeting have decided not to exercise the relevant Rights granted to the Company under the Deed of Non-Competition for the reasons described below.

In accordance with the arrangements disclosed in the Prospectus, the INEDs held a quarterly meeting on 28 February 2007 to consider whether or not to exercise the relevant Rights granted to the Company over the relevant Excluded Hotel Businesses and New Union under the Deed of Non-Competition.

After considering the proposal presented by the Company, which includes relevant information up to or as at 31 December 2006, the INEDs present at the meeting have decided not to exercise the relevant Rights granted to the Company under the Deed of Non-Competition for the reasons set out below:

Eastern Jin Jiang and JC Mandarin

The disputes among the respective shareholders of Eastern Jin Jiang and JC Mandarin have not been resolved and therefore it is not legally possible for the Company to exercise the relevant Rights.

Pacific Shanghai

The term of operation of Pacific Shanghai has not expired and Jin Jiang International has not yet obtained any of the assets of this joint venture company.

Garden Hotel Shanghai

The term of operation of Garden Hotel Shanghai has not expired and Jin Jiang International has not yet obtained any of the buildings or facilities of this joint venture company.

New Jin Jiang Business Travellers

The Company has not been granted any Rights in relation to New Jin Jiang Business Travellers under the Deed of Non-Competition.

Jinyuan Inn and Jiaozhou Road Inn

Legal and valid land use right certificates and building ownership certificates for the land and buildings being used by Jinyuan Inn and Jiaozhou Road Inn have not yet been obtained and therefore it is not legally possible for the Company to exercise the relevant Rights.

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

The development project of New Union has not yet been completed. At present, New Union remains a real estate development company, which does not accord with the current development strategy of the Group in focusing on hotel investment and hotel management.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	the board of directors of the Company
"Company"	上海錦江國際酒店(集團)股份有限公司 (Shanghai Jin Jiang International Hotels (Group) Company Limited), a joint stock limited company established in the PRC, of which 1,391,500,000 H shares are listed on The Stock Exchange of Hong Kong Limited
"Deed of Non-Competition"	the deed of non-competition dated 20 November 2006 entered into between Jin Jiang International and the Company
"Eastern Jin Jiang"	上海東錦江大酒店有限公司 (Shanghai Eastern Jin Jiang Hotel Company Limited)
"Excluded Hotel Businesses"	Eastern Jin Jiang, JC Mandarin, Pacific Shanghai, Garden Hotel Shanghai, New Jin Jiang Business Travellers, Jinyuan Inn and Jiaozhou Road Inn
"Directors"	the directors of the Company
"Garden Hotel Shanghai"	花園飯店(上海)
"Group"	the Company and its subsidiaries
"INEDs"	the independent non-executive Directors of the Company
"JC Mandarin"	上海錦滄文華大酒店有限公司 (Shanghai Jin Cang Mandarin Hotel Company Limited)
"Jiaozhou Road Inn"	上海食品集團酒店管理有限公司膠州度假旅館
"Jin Jiang International"	錦江國際(集團)有限公司 (Jin Jiang International Holdings Company Limited), the controlling shareholder of the Company
"Jinyuan Inn"	上海食品集團酒店管理有限公司晉元大酒店
"New Jin Jiang Business Travellers"	上海錦江國際實業投資股份有限公司新錦江商旅酒店(分公司) (New Jin Jiang Business Travellers Hotels of Shanghai Jin Jiang International Industrial Investment Company Limited)
"New Union"	上海新聯誼大廈有限公司 (Shanghai New Union Building Co., Ltd.)
"Pacific Shanghai"	上海太平洋大飯店有限公司 (Pacific Shanghai Hotel Company Limited)
"Prospectus"	the prospectus dated 30 November 2006 issued by the Company

Rights	the rights granted by Jin Jiang International under the Deed of Non-Competition to the Company to purchase or, in the case of Jinyuan Inn and Jiaozhou Road Inn, to purchase or lease, all (but not part only, unless otherwise agreed by Jin Jiang International) of Jin Jiang International's direct and indirect interest in the Excluded Hotel Businesses (excluding New Jin Jiang Business Travellers) and New Union

By Order of the Board of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China
28 February 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Please also refer to the published version of this announcement in ***South China Morning Post.***

B6

SOUTH CHINA MORNING POST 15 MAR 2007

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The original Chinese version of the following announcement will be released on 15 March 2007 in Shanghai and in Hong Kong by Shanghai Jin Jiang International Hotels Development Company Limited (the "Company"), which is a subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited and whose A Shares and B Shares are listed on the Shanghai Stock Exchange:

Shanghai Jin Jiang International Hotels Development Company Limited
Announcement in respect of the Listing of Shares in Circulation Subject to Lock-up

The Company and all members of the Board of Directors hereby warrant that the information contained in the announcement is true, accurate and complete and jointly and severally accept responsibility for any misrepresentations, misleading statements or material omissions herein.

IMPORTANT NOTES:

- The number of shares in circulation subject to lock-up that will be listed this time is 10,065,610 shares.
- The listing date of such shares in circulation subject to lock-up that will be listed this time is 21 March 2007.

I. INFORMATION PERTINENT TO THE SHARE SPLIT REFORM PLAN

1. The Share Split Reform Plan of the Company was passed at the relevant shareholders' meeting held on 16 December 2005 and was implemented with 19 January 2006 as the record date, and the trading in the shares was resumed for the first time on 23 January 2006.
2. There are no arrangements for any further increase of the consideration under the Share Split Reform Plan of the Company.

II. RELEVANT UNDERTAKINGS IN RESPECT OF THE LISTING OF SHARES IN CIRCULATION SUBJECT TO LOCK-UP UNDER THE SHARE SPLIT REFORM PLAN

Shanghai Jin Jiang International Hotels (Group) Company Limited, the controlling shareholder, had undertaken that, within two months subsequent to the completion of the Share Split Reform Plan, it will inject not less than RMB30 million for the purpose of increasing its holding of A Shares of the Company as and when appropriate. During the said period of implementing the increase of its holding of A Shares of the Company and within six months subsequent to the completion of such plan, it will not dispose of any shares acquired and will fulfill its related obligations of information disclosure.

Implementation: On 23 March 2006, the Company disclosed the information relating to the implementation of the increase in shareholding in the Company by the controlling shareholder by means of an announcement, in which it was stated that the controlling shareholder had acquired from the secondary market, in aggregate, 14,770,003 A Shares of the Company by injecting RMB100,048,400 in total. Accordingly, the controlling shareholder has fulfilled its undertaking in respect of the increase in its shareholding in the Company's A Shares.

III. CHANGES IN THE SHARE CAPITAL STRUCTURE AND SHAREHOLDING IN THE COMPANY SUBSEQUENT TO THE IMPLEMENTATION OF THE SHARE SPLIT REFORM PLAN

1. Since the implementation of the Share Split Reform Plan and up to now, changes in the share capital structure of the Company are as follows:

Unit: Share(s)		Number of shares held subsequent to the Implementation of the Share Split Reform Plan	Changes in the number of shares	Subsequent to the listing for the first time on 23 January 2007
Shares in circulation subject to lock-up	State-owned shares Note 1	287,160,085	-30,162,037	256,998,048
	Other domestic legal person shares	31,229,055	-18,847,769	12,381,286 Note 2
	Total number of shares in circulation subject to lock-up	318,389,140	-49,009,806	269,379,334
Shares in circulation not subject to lock-up	A Shares	128,851,600	49,009,806	177,861,406
	B Shares	156,000,000	0	156,000,000
	Total number of shares in circulation not subject to lock-up	284,851,600	49,009,806	333,861,406
Total number of shares		603,240,740	0	603,240,740

Note 1: All state-owned shares were held by Shanghai Jin Jiang International Hotels (Group) Company Limited

Note 2: Of which, Shanghai Jin Jiang International Hotels (Group) Company Limited held 581,286 shares.

2. Subsequent to the listing of part of the shares in circulation subject to lock-up on 23 January 2007, relative changes in remaining number of shares in circulation subject to lock-up are as follows:

Name of shareholders	Number of shares held subsequent to the listing for the first time on 23 January 2007	Changes in the number of shares held	Existing number of shares held	Reasons for changes
Shanghai Jin Jiang International Hotels (Group) Company Limited	257,579,334 Note 1	+954,390 Note 2	258,533,724 Note 3	Reimbursement of consideration accepted
[illegible]	9,360,000	-818,049	8,541,951	Reimbursement of consideration
[illegible]	1,560,000	-136,341	1,423,659	Reimbursement of consideration
[illegible]	780,000	0	780,000	—
[illegible]	100,000	0	100,000	Reimbursement of consideration in cash
Total	269,379,334	0	269,379,334	

Note 1: Of which, 256,998,048 shares are stated-owned shares and 581,286 shares are other domestic legal person shares.

Note 2: The type of share is other domestic legal person share.

Note 3: Of which, 256,998,048 shares are stated-owned shares and 1,535,676 shares are other domestic legal person shares.

Note 4: As at the date of disclosure of this announcement, Shanghai Jin Jiang International Hotels (Group) Company Limited holds 303,465,740 shares of the Company in total, accounting for 50.31% of total share capital of the Company.

IV. THERE IS NO MISAPPROPRIATION OF CAPITAL BY THE MAJORITY SHAREHOLDER OF THE COMPANY.

V. OPINION OF THE SPONSOR AFTER EXAMINATION

The sponsor of the Share Split Reform Plan of the Company, [illegible] (Guotai Junan Securities Company Limited), was of the opinion after examination that "the relevant shareholders of the Company have complied with their undertakings made under the Share Split Reform Plan, and the application for the listing of shares in circulation subject to lock-up made by the Board of Directors of the Company is in compliance with the relevant regulations."

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

VI. INFORMATION CONCERNING SHARES IN CIRCULATION SUBJECT TO LOCK-UP THIS TIME

1. The number of shares in circulation subject to lock-up that will be listed this time is 10,065,610 shares;

2. The listing date of such shares in circulation subject to lock-up that will be listed this time is 21 March 2007;

3. A detailed breakdown of the shares in circulation subject to lock-up that will be listed is as follows:

No.	Name of shareholders	Number of shares in circulation subject to lock-up	Percentage in total share capital of the Company	Number of shares to be listed this time	Remaining number of shares in circulation subject to lock-up
1	Shanghai Jin Jiang International Hotels (Group) Company Limited	258,533,724	2.86%	0	258,533,724
2	上海盛融投资有限公司	8,541,951	1.42%	8,541,951	0
3	中国银行股份有限公司上海市分行	1,423,659	0.24%	1,423,659	0
4	上海[illegible]投资有限公司	780,000	0.13%	0	780,000
5	上海互建工贸有限公司	100,000	0.02%	100,000	0
	Total	269,379,334	4.66%	10,065,610	259,313,724

4. Deviations between the listing of shares in circulation subject to lock-up this time and the information as set out in the Share Split Reform Plan memorandum:

(1) The number of legal person shares in circulation subject to lock-up that will be listed as disclosed in the Share Split Reform Plan memorandum was 31,229,035 shares, whereas a total of 18,847,769 shares were listed for circulation on 23 January 2007, and the actual number of shares that will be listed this time is 10,065,610 shares, whereas 780,000 shares held by one remaining shareholder will not be listed this time due to non-reimbursement of consideration.

(2) The controlling shareholder of the Company, Jin Jiang International Hotels (Group) Company Limited, was converted into Shanghai Jin Jiang International Hotels (Group) Company Limited in January 2006. There is a change in the name of a shareholder to 上海盛融投资有限公司 at the end of year 2006 due to a transfer under an agreement by the former shareholder 上海市城市建设投资开发总公司 and the relevant procedures for change have been completed. 中国银行上海信托咨询公司 changed its name into 中国银行股份有限公司上海市分行.

5. This listing of shares in circulation subject to lock-up is the second time that the Company has arranged for the listing of shares in circulation subject to lock-up (as a result of the Share Split Reform Plan). The first time when the Company arranged for the listing of shares in circulation subject to lock-up, the listing date was 23 January 2007.

VII. **Changes in share capital structure**

Unit: Share(s)

		Prior to this listing	Changes in the Number of Shares	Subsequent to this listing
Shares in circulation subject to lock-up	State-owned shares	256,998,048	0	256,998,048
	Other domestic legal person shares	12,381,285	-10,065,610	2,315,676[Note]
	Total number of shares in circulation subject to lock-up	269,379,334	-10,065,610	259,313,724
Shares in circulation not subject to lock-up	A Shares	177,861,406	+10,065,610	177,861,406
	B Shares	156,000,000	0	156,000,000
	Total number of shares in circulation not subject to lock-up	333,861,406	+10,065,610	343,927,016
Total number of shares		603,240,740	0	603,240,740

Note: Of which, Shanghai Jin Jiang International Hotels (Group) Company Limited held 1,535,676 shares.

By Order of the Board of Directors
Shanghai Jin Jiang International Hotels Development Company Limited

15 March 2007

Documents available for inspection:

1. Application form for the listing of shares in circulation subject to lock-up made by the Board of Directors;
2. Evidence of enquiries in respect of the number of registered securities held by investors; and
3. Opinion of the Sponsor after examination.

By Order of the Board of
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China
14 March 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Guoxiang, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *This company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

END